SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 29th April 2004

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Issued: 29th April 2004, London

Results Announcement for the First Quarter 2004

GSK on track to deliver 2004 financial guidance

GlaxoSmithKline plc (GSK) today announces its results for the first quarter ended 31st March 2004. The full UK GAAP results are presented under "Profit and loss account" on page 6 and are summarised below.

FINANCIAL RESULTS*

		Q1 2003
	Q1 2004	(restated)		Growth
	£m	£m	CER%	£%

Turnover	4,943	5,222	2	(5)

Business performance
Trading profit	1,562	1,796	(2)	(13)
Profit before tax	1,576	1,763	1	(11)
Earnings per share	19.4p	21.6p	1	(10)

Statutory results
Trading profit	1,562	1,691	4	(8)
Profit before tax	1,576	1,658	7	(5)
Earnings per share	19.4p	20.3p	8	(4)

* The Group's practice is to discuss its results in terms of constant exchange rate (CER) growth. In 2004, the Group expects to report results on a statutory basis only. Growth rates are presented comparing 2004 results both with 2003 business performance results and 2003 statutory results. All commentaries compare 2004 results with 2003 business performance results in CER terms unless otherwise stated. Results in 2003 have been restated following the implementation of UITF 17 (revised) and UITF 38. See 'Accounting for own shares' on page 5 and 'Accounting Presentation and Policies' on page 15 for fuller explanations of these matters.

Q1 2004 SUMMARY*

•	Total pharmaceutical turnover increased 1%, despite significant erosion from Paxil generics. Excluding sales of Paxil IR turnover grew 6% globally and 10% in the USA.

•	Five key products, representing nearly 30% of pharmaceutical turnover, grew in strong double digits:
	—	Seretide/Advair for asthma (+22%)
	—	Avandia/Avandamet for diabetes (+18%)
	—	Lamictal for epilepsy/bi-polar disorder (+29%)
	—	Valtrex for herpes (+31%)
	—	Coreg for heart disease (+27%)

•	GSK plans to launch several new products in the next 9 months including: Epivir/Ziagen for HIV, Avandaryl for type 2 diabetes, and Vesicare for over-active bladder.

•	Strong performance from the Consumer Healthcare business, with sales up 6% to £763 million.

•	Weak US dollar significantly impacted performance in the quarter in sterling terms.

•	Earnings per share (EPS) up 1% in the quarter. GSK remains on track to deliver EPS in 2004 (at constant exchange rates) at least in line with business performance EPS in 2003.

Commenting on the performance for the quarter and GSK's outlook, JP Garnier, Chief Executive Officer, said: "GSK is off to a good start in this year of transition. The size and scope of our business and the strong performance of key products, such as Advair for asthma and Avandia for diabetes, enabled us to overcome substantial losses of sales to generic competitors in the first quarter. Excluding the impact of Paxil generics US growth was estimated at 10 per cent. The next two quarters will continue to be challenging but in the fourth quarter we expect to see a return to earnings growth for GSK."

KEY PHARMACEUTICAL GROWTH DRIVERS

•	GSK’s number one product, Seretide/Advair, for the treatment of asthma and Chronic Obstructive Pulmonary Disease (COPD) continues to grow strongly with sales up 22% to £581 million. In the USA, sales rose 24% to £317 million. European and International sales were both up 18%.

The growth prospects for Advair were further strengthened with the US launch in the quarter of a new indication for COPD and with FDA approval for the treatment of asthma in children above 4 years. GSK also filed Seretide for approval in the treatment of asthma in Japan on 16th April.

•	The Avandia family of diabetes treatments (Avandia and Avandamet) performed well with sales growing 18% to £238 million. Reported US sales growth of 11% was adversely impacted by wholesaler stocking patterns and underlying growth is estimated to be approximately 28%. Sales have benefited from the recent launch of a higher strength Avandamet formulation.

European sales were up 83% to £22 million supported by an increased awareness of Avandia's benefits. In addition Avandamet was approved in the EU in December 2003 and rollout of this new product has just begun. International sales grew 43% to £31 million.

•	The exceptionally strong growth of Lamictal continues, with sales up 29% to £153 million. In the USA, Lamictal sales rose 39% to £91 million. US sales have benefited from Lamictal's new indication to treatbi-polar disorder.

•	Sales of Coreg, for the treatment of heart failure, grew by 27% to £94 million. Growth prospects for the product were strengthened by data from the landmark COMET study which has recently been included in promotional materials. This showed that Coreg reduced risks of death from a cardiovascular event by 20%, a heart attack by 30% and death from a stroke by 67% compared to Metoprolol.

On 13th April, GSK announced that it would acquire Sanofi-Synthelabo's injectable anti-thrombotic agents Fraxiparine and Arixtra, conditional on Sanofi successfully completing its acquisition of Aventis. These products would complement GSK's cardiovascular business.

•	Valtrex (for genital herpes) sales rose 31% to £133 million driven by a strong performance in the USA (sales up 38% to £86 million). Valtrex is the only treatment with an indication to reduce transmission of genital herpes, supporting the strong efficacy profile of the product and its use in once-daily therapy.

•	Sales of GSK’s HIV products were £348 million. Growth in Europe (+9%) and International markets (+12%) was offset by lower sales in the USA (-8%). However reported US growth was impacted by stocking patterns in the first quarter 2003; underlying percentage growth for the US franchise is estimated to be in the low single digits.

•	Demand for Levitra continued to build in the quarter. Estimated total sales for the product were around £44 million (compared with £23 million in Q4 2003), giving a contribution to GSK's turnover of £17 million. Total prescriptions in the United States increased by 34% in Q1 2004 compared to Q4 2003.

NEW LINE EXTENSIONS MITIGATE GENERIC COMPETITION

•	Paxil CR performed very well in the quarter, with sales of £101 million (+37%). CR has maintained its market share in the US anti-depressant market since the launch of generic Paxil and was recently launched for the treatment of social anxiety disorder. Total sales of Seroxat/Paxil fell 36% to £291 million, with US sales down 48% due to the continuing impact of the launch of generic versions of Paxil IR in September 2003.

•	Wellbutrin sales rose 17% to £221 million, driven by the continued strong uptake of Wellbutrin XL which now represents 44% of total branded and generic Wellbutrin (SR+XL) prescriptions. Generic competition to the most frequently prescribed dosage form of Wellbutrin SR (150 mg) began in late March. This had a limited impact on reported sales for the quarter, but will adversely affect future quarters.

REGIONAL PHARMACEUTICAL PERFORMANCE

•	Turnover in the United States increased by 1% to £2.1 billion, despite the impact of generic competition to Paxil IR which began in September 2003. Excluding Paxil IR, US turnover increased 10% on a reported basis. Generic competition to Wellbutrin SR had only a limited impact on reported sales for the quarter, but will adversely affect future quarters.

•	European turnover of £1.2 billion, was unchanged compared with the first quarter 2003, with growth impacted by price reductions in Germany and generic competition to Seroxat/Paxil, particularly in the UK.

•	In International markets good performances in Latin America (+12%) and Asia Pacific (+7%) were offset by lower sales in Canada (-4%), affected by Paxil generics, and Japan (-1%), affected by a weak rhinitis season.

NEW PRODUCT UPDATE

Over the next nine months GSK intends to launch and file several important new medicines:

2004 product launches

•	Epivir/Ziagen, expected to be launched in the third quarter, will be the first once-daily combination HIV treatment available in a single tablet. This new combination will offer a significant improvement in patient convenience over other treatment options.

•	The Avandia franchise is set to benefit from a new fixed-dose combination treatment called Avandaryl also expected to be launched in the third quarter. This new convenient once-daily medication combines Avandia with Aventis' Amaryl, a market leading sulphonylurea and will further extend the Avandia 'family' of treatments for type II diabetes.

•	Following an FDA Approvable Letter in October 2003, Vesicare (solifenacin succinate), which GSK will co-promote with Yamanouchi Pharma America, is expected to launch later this year. In clinical trials, Vesicare once-daily compared to placebo was effective in improving the symptoms of over-active bladder and was associated with a low incidence of dry mouth. Over-active bladder affects an estimated 17 million people in the USA.

2004 new product filings

•	Filings will be made this year for new, convenient monthly oral and quarterly i.v. dosing regimens for Boniva a potent oral bisphosphonate treatment for osteoporosis. Boniva is being co-developed by GSK and Roche.

•	Alvimopan, developed with Adolor Corporation, is expected to be filed this year for the management of post-operative ileus, the gastrointestinal side effect which can affect millions of patients following many types of surgery. Phase III data has shown that when compared with placebo, alvimopan accelerates the recovery of gastrointestinal function and permits patients who have had abdominal surgery to leave hospital earlier.

•	Nelarabine for relapsed or refractory childhood T-cell leukaemia. Recent data for nelarabine in these patients showed a complete remission rate of 47%, a response rate nearly five times better than any agent has shown in a similar setting.

•	In mid-2004 GSK plans to file a response to the FDA Approvable Letter related to the use of Requip for Restless Legs Syndrome (RLS). Requip is expected to become the first product in the USA indicated for the treatment of RLS, a neurological disorder that affects an estimated 8-10% of the US population.

•	Building on its strong portfolio of vaccines, GSK plans to file for regulatory approval of three new vaccines. In the USA, Boostrix will be filed as a booster vaccine to prevent diptheria, tetanus and pertussis for adolescents and adults. Priorix Tetra, which builds on GSK's existing mumps, measles and rubella vaccine with the addition of varicella protection, will be filed in Europe. Rotarix, a new vaccine for the prevention of rotavirus gastroenteritis in young children, will be filed in Latin American markets.

CONSUMER HEALTHCARE

Consumer Healthcare sales grew 6% to £763 million, reflecting strong demand for the Group's products in most European (+8%) and International (+11%) markets. Sales in the USA were down 2%.

Oral care sales were up 6% to £260 million with growth across all regions. Growth in this category was driven by the performance of the Aquafresh and Sensodyne brands.

Nutritional healthcare products grew 13% with strong growth in both Europe (+12%) and International (+16%) regions. In the UK, Lucozade continued to gain sales. Horlicks in India accounted for most of the growth in International.

Over-the-counter medicine sales were £353 million (+2%). Strong performances in smoking control (+17%), boosted by growth in Europe, and Panadol (+14%) in International markets, were partially offset by lower US sales of dermatological products.

FINANCIAL REVIEW

Trading profit and earnings per share

Trading profit for Q1 2004 was £1,562 million, a 2% decline in CER terms (13% in sterling terms) compared with Q1 2003 business performance. Turnover growth was 2% in CER terms, but declined 5% in sterling terms, and this resulted in a margin decline of 2.8 percentage points compared with Q1 2003. Net of currency movements the margin declined 1.2 percentage points, principally due to higher R&D expenditure and a higher cost of goods due to a less favourable product mix, partially offset by lower manufacturing costs.

Other operating income was £35 million compared with an operating expense of £20 million in Q1 2003. The year on year movement reflects lower provisions in 2004 for product liability and other claims partly offset by lower disposals of equity investments in 2004.

EPS of 19.4 pence increased 1% in CER terms compared with Q1 2003 business performance EPS but declined 10% in sterling terms. The adverse currency impact on EPS of 11% reflected the significant weakening of the US dollar relative to last year.

Compared with Q1 2003 statutory results, which included merger and manufacturing restructuring costs and disposals of businesses, EPS grew 8% in CER terms but declined 4% in sterling terms.

Currencies

The first quarter 2004 results are based on average exchange rates, principally £1/$1.83, £1/Euro 1.47 and £1/Yen 195. The period-end exchange rates were £1/$1.84, £1/Euro 1.50 and £1/Yen 191. Since the period end the dollar has strengthened and at 23rd April 2004 the exchange rates were £1/$1.77, £1/Euro 1.49 and £1/Yen 193. If exchange rates were to hold at these levels for the remainder of 2004 the negative currency impact on earnings per share growth would be approximately 8% for the full year.

Dividend

The Board has declared a first interim dividend of 10 pence per share. This compares with a dividend of 9 pence per share for Q1 2003. The equivalent dividend receivable by ADR holders is 35.280 cents per ADS based on an exchange rate of £1/$1.76398. The dividend will have an ex-dividend date of 12th May 2004 and will be paid on 1st July 2004 to shareholders and ADR holders of record on 14th May 2004. The total dividend for the full year 2004 is expected to increase in line with the 2003 increase of 1 penny per share.

Earnings guidance

In 2004, despite an expected substantial loss of sales due to generic competition to Paxil and Wellbutrin, GSK expects to deliver EPS (at constant exchange rates) at least in line with business performance EPS in 2003. As the impact of generics becomes less significant, GSK looks forward to a return to EPS growth in CER terms in 2005.

Share buy-back programme

In October 2002 GSK commenced a new £4 billion share buy-back programme. Of this new programme, £219 million was accounted for in 2002, £980 million in 2003 and £279 million in Q1 2004. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

Accounting for own shares

In 2004, the Group has adopted UITF 17 (revised) and UITF 38 – see 'Accounting Presentation and Policies' on page 15. As a result of the reclassification of own shares to equity shareholders' funds net assets at 31st December 2003 reduced by £2,661 million. Additionally, trading profit and profit before taxation in Q1 2003 have been reduced by £11 million and earnings have been reduced by £8 million.

US dollar global bond issue

GlaxoSmithKline issued its inaugural $2.5 billion US dollar global bond in the US market at the beginning of April. The bond was issued in three tranches – 3, 10 and 30 years – in order to complement existing debt maturities and to establish a liquid benchmark US yield curve for GSK's US dollar bonds. These funds will be used to repay preference shares issued by a subsidiary, refinance 2004 debt maturities and for general corporate purposes.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Martin Sutton David Mawdsley Chris Hunter-Ward	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Patricia Seif	(215) 751 7709 (919) 483 2839 (215) 751 7709

	European Analyst / Investor	Duncan Learmouth Philip Thomson Anita Kidgell	(020) 8047 5540 (020) 8047 5543 (020) 8047 5542

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies with the exception of Levitra, a trade mark of Bayer and Vesicare, a trade mark of Yamanouchi Pharmaceutical, which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2003.

PROFIT AND LOSS ACCOUNT
Three months ended 31st March 2004

					Q1 2003

	Q1 2004 Statutory	Growth*	Business Performance (restated)	Merger, restructuring and disposal of businesses	Statutory (restated)	2003 (restated)
	£m	CER%	£m	£m	£m	£m

Turnover:
Pharmaceuticals	4,180	1	4,466	—	4,466	18,181
Consumer Healthcare	763	6	756	—	756	3,260

TURNOVER	4,943	2	5,222	—	5,222	21,441

Cost of sales	(1,024)	4	(1,019)	(91)	(1,110)	(4,544)

Gross profit	3,919	1	4,203	(91)	4,112	16,897

Selling, general and administration	(1,726)	2	(1,777)	(10)	(1,787)	(7,597)
Research and development	(631)	6	(630)	(4)	(634)	(2,791)

Trading profit:
Pharmaceuticals	1,451	(2)	1,690	(99)	1,591	5,933
Consumer Healthcare	111	11	106	(6)	100	576

TRADING PROFIT	1,562	(2)	1,796	(105)	1,691	6,509

Other operating income/(expense)	35		(20)	—	(20)	(133)

Operating profit	1,597	1	1,776	(105)	1,671	6,376
Business disposals	—		—	—	—	5
Profits of associates	22		22	—	22	93

Profit before interest	1,619		1,798	(105)	1,693	6,474
Net interest payable	(43)		(35)	—	(35)	(161)

PROFIT BEFORE TAXATION	1,576	1	1,763	(105)	1,658	6,313

Taxation	(433)		(476)	28	(448)	(1,729)

Profit after taxation	1,143	—	1,287	(77)	1,210	4,584
Minority interests	(22)		(20)	—	(20)	(94)
Preference share dividends	(2)		(4)	—	(4)	(12)

EARNINGS	1,119	—	1,263	(77)	1,186	4,478

EARNINGS PER SHARE	19.4p	1	21.6p		20.3p	77.1p

Diluted earnings per share	19.4p				20.3p	76.9p

Weighted average number of shares (millions)	5,768		5,838		5,838	5,806

* Growth rates are calculated comparing Q1 2004 statutory results with Q1 2003 business performance results. Results in 2003 have been restated following the implementation of UITF 17 (revised) and UITF 38 – see 'Accounting Presentation and Policies' on page 15.

Appropriations of profit attributable to shareholders are set out under 'Appropriations' on page 10.

PHARMACEUTICAL TURNOVER Three months ended 31st March 2004

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	1,086	7	548	10	374	5	164	(1)
Seretide/Advair, Flixotide/Flovent, Serevent	824	8	416	7	301	9	107	13
Seretide/Advair	581	22	317	24	211	18	53	18
Flixotide/Flovent	154	(9)	63	(18)	48	(6)	43	5
Serevent	89	(21)	36	(36)	42	(8)	11	16
Flixonase/Flonase	157	11	126	22	14	10	17	(38)

CENTRAL NERVOUS SYSTEM	914	(8)	612	(11)	193	(6)	109	6
Seroxat/Paxil	291	(36)	148	(48)	71	(27)	72	11
Paxil IR	190	(51)	48	(77)	71	(27)	71	10
Paxil CR	101	37	100	36	—	—	1	>100
Wellbutrin	221	17	217	18	—	—	4	(28)
Wellbutrin IR, SR	133	(30)	129	(29)	—	—	4	(36)
Wellbutrin XL	88	>100	88	>100	—	—	—	—
Imigran/Imitrex	172	4	126	3	35	6	11	—
Lamictal	153	29	91	39	51	15	11	11
Requip	26	24	12	20	13	28	1	35

ANTI-VIRALS	562	6	271	6	183	6	108	5
HIV	348	—	172	(8)	140	9	36	12
Combivir	139	4	68	(2)	56	13	15	8
Trizivir	81	(8)	43	(16)	34	3	4	52
Epivir	71	4	33	(6)	29	16	9	15
Ziagen	38	(7)	18	(13)	15	(3)	5	14
Agenerase, Lexiva	9	9	6	17	2	2	1	(19)

Herpes	174	23	89	43	37	(2)	48	13
Valtrex	133	31	86	38	22	12	25	27
Zovirax	41	3	3	>100	15	(17)	23	1

Zeffix	30	4	3	34	5	24	22	(1)

ANTI-BACTERIALS	426	(4)	111	(8)	194	(5)	121	4
Augmentin	204	—	78	8	82	(12)	44	10
Augmentin IR	139	(3)	15	36	81	(13)	43	7
Augmentin ES, XR	65	5	63	3	1	>100	1	>100
Zinnat/Ceftin	63	2	4	(50)	41	9	18	10

METABOLIC	270	16	185	11	31	25	54	29
Avandia, Avandamet	238	18	185	11	22	83	31	43

VACCINES	240	(6)	55	(14)	101	(6)	84	1
Hepatitis	90	(11)	31	(23)	42	(5)	17	3
Infanrix/Pediarix	76	6	24	1	35	13	17	—

ONCOLOGY AND EMESIS	222	(1)	160	(2)	42	8	20	(9)
Zofran	180	10	132	12	32	8	16	(1)
Hycamtin	24	1	16	4	7	14	1	(51)

CARDIOVASCULAR AND UROGENITAL	200	27	129	34	49	16	22	15
Coreg	94	27	91	29	—	—	3	(18)
Levitra	17	>100	11	—	5	93	1	—
Avodart	10	>100	6	>100	4	>100	—	—

OTHER	260	(6)	22	(15)	79	(14)	159	(1)
Zantac	68	(14)	17	(17)	20	(22)	31	(7)

	4,180	1	2,093	1	1,246	—	841	3

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER
Three months ended 31st March 2004

	£m	Growth CER%

Over-the-counter medicines	353	2
Analgesics	85	12
Dermatological	45	(18)
Gastrointestinal	63	(2)
Respiratory tract	35	(1)
Smoking control	77	17
Natural wellness support	38	2

Oral care	260	6
Nutritional healthcare	150	13

Total	763	6

FINANCIAL REVIEW – PROFIT AND LOSS ACCOUNT

Trading profit

	Q1 2004		Q1 2003		Growth

			Business performance (restated) £m	% of turnover

	Statutory £m	% of turnover
					CER%	£%

Turnover	4,943	100.0	5,222	100.0	2	(5)

Cost of sales	(1,024)	(20.7)	(1,019)	(19.5)	4	—
Selling, general and administration	(1,726)	(34.9)	(1,777)	(34.0)	2	(3)
Research and development	(631)	(12.8)	(630)	(12.1)	6	—

Trading profit	1,562	31.6	1,796	34.4	(2)	(13)

Overall the trading margin declined 2.8 percentage points and sterling trading profit declined 13% on a sterling turnover decline of 5%. At constant exchange rates trading profit declined 2% and the margin declined 1.2 percentage points principally reflecting a 4% increase in cost of sales and a 6% increase in R&D expenditure, while turnover grew 2%.

Cost of sales increased as a percentage of turnover by 1.2 percentage points. At constant exchange rates the increase was 0.5 percentage points reflecting the loss of higher margin Paxil sales, partly offset by savings on manufacturing costs.

SG&A as a percentage of turnover increased 0.9 percentage points. At constant exchange rates the increase was 0.2 percentage points. Selling, general and administration (SG&A) costs grew 2% (but declined 3% in sterling terms) reflecting increased costs to support new product introductions, partly offset by cost saving initiatives.

Research and development (R&D) increased 6% (flat in sterling terms) reflecting increased clinical trial activity. Pharmaceuticals R&D expenditure represented 14.6% of pharmaceutical turnover in the year.

Other operating income/(expense)

Other operating income/(expense) includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals and anti-trust matters, equity investment carrying value adjustments arising from stock market price changes, royalty income, product disposals and equity investment sales.

Other operating income was £35 million compared with an operating expense of £20 million in Q1 2003. The year on year movement reflects lower provisions in 2004 for product liability and other claims partly offset by lower disposals of equity investments in 2004.

Taxation

The charge for taxation on profit amounting to £433 million represents an effective tax rate of 27.5%, which is the expected rate for the year.

Transfer pricing issues are described in the 'Taxation' note to the Financial Statements included in the Annual Report 2003. Developments since the date of that report are as follows. With respect to the claims of the Internal Revenue Service (IRS) for the years 1989-1996, which are described in the note, the company contested these claims for additional taxes of $2.7 billion (£1.5 billion) and related interest of $2.5 billion (£1.4 billion) net of federal tax relief by filing a petition in the US Tax Court on 2nd April 2004. A trial is not expected until 2005-2006. Similar tax issues remain open for 1997 to date.

GSK continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the United States, are more than sufficient to reflect the activities of its US operations. As stated in previous updates, there continues to be a wide difference of views between the company and the IRS.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Earnings

	Q1 2004 £m	Q1 2003 (restated) £m	2003 (restated) £m

Net profit attributable to shareholders
Earnings	1,119	1,186	4,478
Adjustment for merger items, integration and restructuring costs and disposal of businesses	—	77	281

Adjusted earnings	1,119	1,263	4,759

	pence	pence	pence

Earnings per share
Basic earnings per share	19.4	20.3	77.1
Adjustment for merger items, integration and restructuring costs and disposal of businesses	—	1.3	4.9

Adjusted earnings per share	19.4	21.6	82.0

Appropriations
	Q1 2004 £m	Q1 2003 (restated) £m	2003 (restated) £m

Net profit attributable to shareholders	1,119	1,186	4,478
Dividends	(575)	(524)	(2,374)

Retained profit	544	662	2,104

	Pence per share	2004 £m	Pence per share	2003 £m

Dividends
First interim – payable 1st July 2004	10	575	9	524
Second interim			9	522
Third interim			9	520
Fourth interim			14	808

			41	2,374

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 31st March 2004 was 5,749 million (31st March 2003: 5,821 million).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Q1 2004 £m	Q1 2003 (restated) £m	2003 (restated) £m

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	1,119	1,186	4,478
Exchange movements on overseas net assets	(245)	151	113
Tax on exchange movements and unrealised gains	(56)	44	(92)
Unrealised gains on equity investments	—	1	7

TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE PERIOD	818	1,382	4,506

Prior period adjustment – implementation of UITF 17 (revised) and UITF 38	368

TOTAL RECOGNISED GAINS AND LOSSES SINCE 31st DECEMBER 2003	1,186

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Three months ended 31st March 2004

	Q1 2004 £m	Q1 2003 (restated) £m	2003 (restated) £m

OPERATING PROFIT	1,597	1,671	6,376
Depreciation and other non-cash items	214	205	1,066
Increase in working capital	(47)	(139)	(387)
Decrease in net liabilities	(432)	(74)	(50)

NET CASH INFLOW FROM OPERATING ACTIVITIES	1,332	1,663	7,005

Dividends received from associates	2	—	1
Returns on investment and servicing of finance	(89)	(99)	(231)
Taxation paid	(271)	(490)	(1,917)

	974	1,074	4,858

Purchase of tangible fixed assets	(130)	(153)	(869)
Sale of tangible fixed assets	2	14	46
Purchase of intangible fixed assets	(16)	(37)	(193)

	(144)	(176)	(1,016)
Purchase of equity investments	(4)	(9)	(63)
Sale of equity investments	3	42	125

Capital expenditure and financial investment	(145)	(143)	(954)

Purchase of businesses	—	—	(12)
Business disposals	—	—	3
Investment in joint ventures and associates	—	—	(3)

Acquisitions and disposals	—	—	(12)

Equity dividends paid	(520)	(527)	(2,333)

NET CASH INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	309	404	1,559

Issue of ordinary share capital	10	7	41
Proceeds from own shares for employee share options	4	1	26
Purchase of shares for cancellation	(178)	(241)	(980)
Purchase of Treasury shares	(90)	—	—
Redemption of preference shares issued by a subsidiary	(440)	—	—
Other financing cash flows	33	63	82
Exchange movements	(2)	50	(37)
Other non-cash movements	(1)	—	(4)

(INCREASE)/DECREASE IN NET DEBT IN PERIOD	(355)	284	687

NET DEBT AT BEGINNING OF PERIOD	(1,648)	(2,335)	(2,335)

NET DEBT AT END OF PERIOD	(2,003)	(2,051)	(1,648)

BALANCE SHEET

	31st March 2004 £m	31st March 2003 (restated) £m	31st December 2003 (restated) £m

Goodwill	133	159	143
Intangible fixed assets	1,642	1,704	1,697
Tangible fixed assets	6,261	6,695	6,441
Investments	295	306	294

FIXED ASSETS	8,331	8,864	8,575

Equity investments	165	152	164
Stocks	2,110	2,165	2,109
Debtors	6,837	6,417	6,897
Liquid investments	2,319	1,327	2,493
Cash at bank	667	903	962

CURRENT ASSETS	12,098	10,964	12,625

Loans and overdrafts	(1,394)	(1,327)	(1,452)
Other creditors	(7,154)	(7,081)	(7,019)

CREDITORS: amounts due within one year	(8,548)	(8,408)	(8,471)

NET CURRENT ASSETS	3,550	2,556	4,154

TOTAL ASSETS LESS CURRENT LIABILITIES	11,881	11,420	12,729

Loans	(3,595)	(2,954)	(3,651)
Other creditors	(244)	(220)	(232)

CREDITORS: amounts due after one year	(3,839)	(3,174)	(3,883)

PROVISIONS FOR LIABILITIES AND CHARGES	(2,738)	(3,027)	(3,042)

NET ASSETS	5,304	5,219	5,804

Called up share capital	1,484	1,500	1,487
Share premium account	273	231	264
Other reserves	(748)	(906)	(804)
Profit and loss account	4,033	3,612	4,112

EQUITY SHAREHOLDERS' FUNDS	5,042	4,437	5,059

Non-equity minority interest	49	570	503
Equity minority interests	213	212	242

CAPITAL EMPLOYED	5,304	5,219	5,804

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	Q1 2004 £m	Q1 2003 (restated) £m	2003 (restated) £m

Equity shareholders' funds as previously reported	7,720	6,581	6,581
Prior period adjustment – implementation of UITF 17 (revised) and UITF 38	(2,661)	(2,741)	(2,741)

Equity shareholders' funds at beginning of period as restated	5,059	3,840	3,840
Total recognised gains and losses for the period	818	1,382	4,506
Dividends	(575)	(524)	(2,374)
Ordinary shares issued	10	7	41
Ordinary shares purchased and cancelled	(179)	(262)	(980)
Ordinary shares purchased and held as Treasury shares	(100)	—	—
Proceeds from own shares for employee share options	4	1	26
Credit in respect of employee share schemes	4	5	7
Exchange movements on goodwill written off to reserves	1	(12)	(7)

Equity shareholders' funds	5,042	4,437	5,059

FINANCIAL REVIEW – CASH FLOW AND BALANCE SHEET

Cash flow

Operating cash flow was £1,332 million in Q1 2004. This represents a decrease of £331 million over Q1 2003 principally due to lower operating profits combined with higher payments out of legal provisions. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on tangible assets and dividend payments, together amounting to £921 million. Receipts of £14 million arose from the exercise of share options: £4 million from shares held by the Employee Share Ownership Trusts (ESOTs) and £10 million from the issue of new shares. In addition, £178 million was spent on purchasing the company's own shares for cancellation and £90 million on purchasing Treasury shares. Preference shares issued by a subsidiary were redeemed in the quarter at a cost of £440 million, effectively replacing one form of funding with another.

Net assets

The book value of net assets decreased by £500 million from £5,804 million at 31st December 2003 to £5,304 million at 31st March 2004, principally arising from the refinancing of preference shares issued by a subsidiary with debt.

Fixed asset investments comprise investments in associates, joint ventures and long-term equity investments. The carrying value of associates and equity investments was £460 million and the market value was £1,371 million.

Following the implementation of UITF 38 investments in own shares held by the ESOT are now shown as a deduction from equity shareholders’ funds.

Equity shareholders' funds

Equity shareholders' funds have been restated at 31st December 2003 to £5,059 million. At 31st March 2004 these had decreased to £5,042 million. The decrease arises from retained earnings being offset by shares purchased and cancelled, Treasury shares purchased and exchange movements on overseas net assets.

At 31st March 2004 the ESOTs held 176.5 million GSK ordinary shares, at a book value of £2,677 million and a market value of £1,885 million, against the future exercise of share options and share awards, which have been deducted from other reserves. At 31st March 2004 GSK also held 9.3 million shares as Treasury shares, at a cost of £100 million, which have been deducted from profit and loss account reserves.

Legal proceedings

GlaxoSmithKline is involved in various legal and administrative proceedings, principally product liability, intellectual property, anti-trust and governmental investigations and related private litigation. The outcome of claims, legal proceedings and other matters in which the Group is involved cannot be predicted with any certainty. Legal proceedings in which GlaxoSmithKline is involved are described in the ‘Legal proceedings’ note to the Financial Statements and the ‘Risk factors’ in Operating and financial review and prospects included in the Annual Report 2003. Developments since the date of the Annual Report are set out below.

With respect to the patent infringement action against Ranbaxy Pharmaceuticals in the US District Court for the District of New Jersey regarding Ceftin, in March 2004 the court found the Group’s patent valid but not infringed by Ranbaxy and that there had been no inequitable conduct. Ranbaxy has been selling its generic version of Ceftin since March 2002.

With respect to the patent revocation actions regarding Seretide brought by Cipla Ltd., Generics UK, Ivax and Arrow Generics in the UK High Court, in March 2004 the Court ruled in favour of the claimants that under English law the Group’s UK combination patent for Seretide was not valid because it lacked an inventive step. The Group is evaluating an appeal from that decision.

With respect to the Group's infringement action against Reddy-Cheminor and West-ward Pharmaceuticals, both Reddy-Cheminor and West-ward have informed the Group that they are withdrawing their challenges to the compound patent for ondansetron, the active ingredient in Zofran, amending their respective ANDAs and acknowledging that neither party is seeking approval of its ANDA prior to the expiry of the Group's compound patent in July 2005 (taking into account an expected extension of paediatric exclusivity). The Group, Reddy-Cheminor and West-ward will submit stipulations to the US District Court for the District of New Jersey to remove the compound patent from the trial scheduled to commence on 25th May 2004. Challenges by both Reddy-Cheminor and West-ward to method of use and process patents for Zofran remain at issue and are to be litigated at the May trial. The Group continues to await a ruling on the method of use patents from the US District Court for the District of Delaware following a trial with Teva Pharmaceuticals.

With respect to the appeals from the decisions of the US District Court for the Northern District of Illinois regarding the Group's patent on the paroxetine hydrochloride hemihydrate formulation of Paxil, on 23rd April 2004 the Court of Appeals for the Federal Circuit (CAFC) ruled that GSK's patent was infringed, but was invalid based upon 'public use' in clinical trials prior to the filing date in the USA. This reversed rulings by the District Court that held the patent was not infringed, but that the patent was valid because the use in clinical trials was a permissible 'experimental use'. The Group is evaluating an appeal from the CAFC decision.

With respect to patent infringement actions initiated by the Group regarding Wellbutrin SR/Zyban, since the date of the Annual Report the Group has completed settlements of the actions filed against Eon Labs and Excel Pharmaceuticals.

With respect to the anti-trust litigation regarding Relafen, in April 2004 the US District Court for the District of Massachusetts approved the Group’s settlement with a class of direct purchasers. Litigation continues with the remaining class of indirect purchasers in the same court. Trial is set for September 2004. The Group had made provision for the Relafen anti-trust litigation in 2003.

Legal expenses incurred, relating to the defence of the Group's intellectual property, and litigation costs and provisions relating to product liability claims on existing products, are charged to selling, general and administration costs. Litigation costs and provisions relating to legal claims on withdrawn products and anti-trust matters are charged to other operating income/expense. Provisions are made, after taking appropriate legal advice, when a reasonable estimate can be made of the likely outcome of the dispute.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments with respect to tax matters are described in 'Taxation' on page 9.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	Q1 2004	Q1 2003	2003

Average rates:
£/US$	1.83	1.60	1.64
£/Euro	1.47	1.49	1.45
£/Yen	195.00	191.00	191.00
Period end rates:
£/US$	1.84	1.58	1.79
£/Euro	1.50	1.45	1.42
£/Yen	191.00	187.00	192.00

During Q1 2004 average sterling exchange rates were stronger against the US dollar and the Yen and weaker against the Euro compared with the same period in 2003. Comparing Q1 2004 period end rates with Q1 2003 period end rates, sterling was stronger against the US dollar, the Yen and the Euro.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement for the three months ended 31st March 2004 is prepared in accordance with the accounting policies expected to apply in 2004. These are unchanged from those set out in the Annual Report 2003, except that during 2004 UITF Abstract 38 'Accounting for ESOP trusts' and related amendments to Abstract 17 'Employee share schemes' have been implemented. UITF 38 changes the presentation of an entity's own shares held in an ESOP trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders' funds. UITF 17 (revised) requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the intrinsic value of the award).

Data for market share and market growth rates relate to the year ended 31st December 2003 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

During the years 2000 to 2003, business performance was the primary performance measure used by management and was presented after excluding merger items, integration and restructuring costs and disposals of businesses, as management believed that exclusion of these items provided a better comparison of business performance for the periods presented. In 2004, with the completion of these programmes, the Group expects to report results on a statutory basis only. Growth rates are presented comparing 2004 results both with 2003 business performance results and 2003 statutory results. Management considers that the comparison of 2004 statutory results with 2003 business performance results gives the most appropriate indication of the Group's performance for the period under review and therefore commentaries are presented on this basis unless otherwise stated.

In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

The profit and loss account, statement of total recognised gains and losses and cash flow statement for the year ended, and the balance sheet at, 31st December 2003 have been derived from the full Group accounts for that period, after adjusting for the implementation of UITF 17 (revised) and UITF 38, which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

INVESTOR INFORMATION

Announcement of Q1 2004 Results

This Announcement was approved by the Board of Directors on Thursday 29th April 2004.

Financial calendar

The company will announce second quarter 2004 results on 27th July 2004. The second interim dividend for 2004 will have an ex-dividend date of 4th August 2004 and a record date of 6th August 2004 and will be paid on 30th September 2004.

Annual General Meeting

The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 17th May 2004.

Internet

This Announcement, and other information about GSK, is available on the company's website at: http://www.gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

By:	/s/ Victoria Llewellyn

VICTORIA LLEWELLYN

Authorised Signatory for and on behalf of GlaxoSmithKline plc

Date: April 29, 2004